The Real Brokerage Inc. Opens in Arkansas

Little Rock Area Real Estate Broker David Dunlap Named Principal Broker

TORONTO AND NEW YORK -- March 15, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced its launch of operations in Arkansas. Real is now operating in 42 states, the District of Columbia and Canada.

As part of the state launch, Real has appointed real estate broker David Dunlap as Principal Broker. Dunlap started his career in corporate business before pivoting to real estate in the early 2000s. Dunlap has worked at several major brokerages, including Coldwell Banker, Keller Williams and eXp Realty. Dunlap is passionate about helping people in the industry and hopes to continue to mentor real estate professionals in Arkansas.

"I am thrilled to help launch Real in Arkansas," said Dunlap. "I believe the company's model and leadership team have the right tools and attitude to help support our state."

The Company also announced that Pixel Properties Realty led by Ray Ellen and Sarah Bailey has joined Real in Arkansas. Pixel Properties operates in Central and Northwest Arkansas with offices in each location. Pixel Properties brings 40 agents to Real and provides agents with the tools and resources they need, from marketing resources to industry insights

"I saw joining Real as an opportunity to build on our foundation," said Ellen. "I can offer more to my team, and I am excited about the quality of agents who have already joined Real around North America."

"We are seeing growth at Real, and we look forward to having Arkansas as part of that growth," said Real co-founder and CEO Tamir Poleg. "We are starting to expand more into the southern part of the United States and Arkansas plays a key role in that expansion. With David's leadership as our principal broker, we are confident that he will help make significant inroads in the state and make Real a key player in the state's real estate market."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 42 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Arkansas and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.